Exhibit 13.3

TRANSCANADA CORPORATION

U.S. GAAP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Condensed Statement of Consolidated Income and Comprehensive Income in Accordance with U.S. GAAP(1)

	Three months ended June 30		Six months ended June 30
(millions of dollars except per share amounts)	2005	Restated 2004	2005	Restated 2004
Revenues	1,333	1,237	2,622	2,503
Cost of sales	226	212	462	438
Other costs and expenses	417	399	832	787
Depreciation	230	210	458	422
	873	821	1,752	1,647
Operating income	460	416	870	856
Other (income)/expenses
Equity income(1)	(57)	(99)	(145)	(208)
Other expenses(2)(3)	197	184	322	397
Dilution gain(3)	—	(40)	—	(40)
Income taxes	118	126	264	252
	258	171	441	401

Net Income in Accordance with U.S. GAAP	202	245	429	455
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment, net of tax	5	4	10	7
Changes in minimum pension liability, net of tax	—	25	—	50
Unrealized loss on derivatives, net of tax(4)	(30)	(16)	(39)	(29)
Comprehensive Income in Accordance with U.S. GAAP	177	258	400	483

Net Income Per Share in Accordance with U.S.
Basic	$0.42	$0.51	$0.88	$0.94
Diluted	$0.41	$0.50	$0.88	$0.93

Net Income Per Share in Accordance with Canadian GAAP – Basic and Diluted	$0.41	$0.80	$0.89	$1.24

Dividends per common share	$0.305	$0.29	$0.61	$0.58

Common Shares Outstanding (millions)
Average for the period - Basic	485.9	484.0	485.6	483.7
Average for the period - Diluted	488.4	486.6	488.1	486.3

Reconciliation of Net Income

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2005	Restated 2004	2005	Restated 2004
Net Income in Accordance with Canadian GAAP	200	388	432	602
U.S. GAAP adjustments
Unrealized gain/(loss) on energy contracts(5)	1	(1)	(9)	3
Tax impact of unrealized gain/(loss) on energy contracts	(1)	—	3	(1)
Equity gain/(loss)(6)	1	(2)	3	(3)
Tax impact of equity gain/(loss)	—	1	(1)	1
Unrealized gain/(loss) on foreign exchange and interest rate derivatives(4)	1	(7)	1	(11)
Tax impact of gain/(loss) on foreign exchange and interest rate derivatives	—	3	—	4
Deferred income taxes(7)	—	(5)	—	(5)
Amortization of deferred gains related to Power LP(3)	—	—	—	(3)
Deferred gains related to Power LP(3)	—	(132)	—	(132)
Net Income in Accordance with U.S. GAAP	202	245	429	455

Condensed Statement of Consolidated Cash Flows in Accordance with U.S. GAAP(1)

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2005	2004	2005	2004
Cash Generated from Operations
Net cash provided by operating activities	261	301	610	641
Investing Activities
Net cash (used in)/provided by investing activities	(736)	541	(746)	405
Financing Activities
Net cash provided by/(used in) financing activities	37	(243)	125	(410)
Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	20	(1)	22	3
(Decrease)/Increase in Cash and Short-Term Investments	(418)	598	11	639
Cash and Short-Term Investments
Beginning of period	553	324	124	283
Cash and Short-Term Investments
End of period	135	922	135	922

Condensed Consolidated Balance Sheet in Accordance with U.S. GAAP (1)

(millions of dollars)	June 30, 2005	December 31, 2004
Current assets	943	908
Long-term investments(6)(8)	1,853	1,887
Plant, property and equipment	17,543	17,083
Regulatory asset(9)	2,509	2,606
Other assets	1,222	1,217
	24,070	23,701

Current liabilities(10)	2,524	2,573
Deferred amounts(4)(5)(8)	837	785
Long-term debt(4)	10,041	9,753
Deferred income taxes(9)	2,982	3,048
Preferred securities(11)	564	554
Non-controlling interests	466	465
Shareholders’ equity	6,656	6,523
	24,070	23,701

Statement of Other Comprehensive Income in Accordance with U.S. GAAP

(millions of dollars)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges (SFAS No. 133)	Total

Balance at December 31, 2004	(71)	(26)	(4)	(101)

Unrealized loss on derivatives, net of tax of $20(4)	—	—	(39)	(39)
Foreign currency translation adjustment, net of tax of $18	10	—	—	10

Balance at June 30, 2005	(61)	(26)	(43)	(130)

Balance at December 31, 2003	(40)	(98)	(5)	(143)

Changes in minimum pension liability, net of tax of $(26)	—	50	—	50
Unrealized loss on derivatives, net of tax of $12(4)	—	—	(29)	(29)
Foreign currency translation adjustment, net of tax of $13	7	—	—	7

Balance at June 30, 2004	(33)	(48)	(34)	(115)

(1)               In accordance with U.S. GAAP, the condensed statement of consolidated income, consolidated cash flows and consolidated balance sheet of TransCanada Corporation (TransCanada or the company) are prepared using the equity method of accounting for joint ventures.  Excluding the impact of other U.S. GAAP adjustments, the use of the proportionate consolidation method of accounting for joint ventures, as required under Canadian GAAP, results in the same net income and shareholders’ equity.

(2)               Other expenses included an allowance for funds used during construction of $1 million for the six months ended June 30, 2005 (June 30, 2004 - $1 million).

(3)               The company records its investment in TransCanada Power, L.P. (Power LP) using the proportionate consolidation method for Canadian GAAP purposes and as an equity investment for U.S. GAAP purposes.  During the period from 1997 to April 2004, the company was obligated to fund the redemption of Power LP units in 2017.  As a result, under Canadian GAAP, TransCanada accounted for the issuance of units by Power LP to third parties as a sale of a future net revenue stream and the resulting gains were deferred and amortized to income over the period to 2017.  The redemption obligation was removed in April 2004 and the unamortized gains were recognized as income.  Under U.S. GAAP, any such gains in the period from 1997 to April 2004 are characterized as dilution gains and, because the company was committed to fund the redemption of the units, the gains are recorded, on an after-tax basis, as equity transactions in shareholders’ equity.

The company’s accounting policy for dilution gains is to record them as income for both Canadian and U.S. GAAP purposes, however, U.S. GAAP requires such gains to be recorded directly in equity if there is a contemplation of reacquisition of units.  With the removal of the redemption obligation in April 2004, subsequent issuances of units by Power LP are accounted for as dilution gains in income for both Canadian and U.S. GAAP purposes.

(4)               All foreign exchange and interest rate derivatives are recorded in the company’s consolidated financial statements at fair value under Canadian GAAP.  Under the provisions of SFAS No. 133 “Accounting for Derivatives and Hedging Activities”, all derivatives are recognized as assets and liabilities on the balance sheet and measured at fair value.  For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk.  For derivatives designated as cash flow hedges, changes in the fair value of the derivatives that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is recognized in earnings each period.  Substantially all of the amounts recorded in the six months ended June 30, 2005 and 2004 as differences between U.S. and Canadian GAAP, for net income, relate to the differences in accounting treatment with respect to the hedged items and, for comprehensive income, relate to cash flow hedges.

(5)               Substantially all of the amounts recorded in the six months ended June 30, 2005 and 2004 as differences between U.S. and Canadian GAAP in respect of energy contracts relate to gains and losses on derivative energy contracts for periods before they were documented as hedges for purposes of U.S. GAAP and to differences in accounting with respect to physical energy trading contracts in the U.S. and Canada.

(6)               Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved.  After such time, those costs are amortized over the estimated life of the project.  Under U.S. GAAP, such costs are expensed as incurred.  Certain start-up costs incurred by Bruce Power L.P. (an equity investment) are required to be expensed under U.S. GAAP.  Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use.  In Bruce Power, L.P., under U.S. GAAP, the carrying value of development projects against which interest is capitalized is lower due to the expensing of pre-operating costs.

(7)               Under U.S. GAAP, SFAS No. 109 “Accounting for Income Taxes” requires that a deferred tax liability be recognized for an excess of the amount for financial reporting over the tax basis of an investment in a 50 per cent or less owned investee.

(8)               Financial Interpretation (FIN) 45 requires the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events.  The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003.  For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at June 30, 2005 was $9 million (December 31, 2004 - $9 million) and relates to the company’s equity interest in Bruce Power L.P.

(9)               Under U.S. GAAP, the company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(10)         Current liabilities at June 30, 2005 include dividends payable of $154 million (December 31, 2004 - $146 million) and current taxes payable of $194 million (December 31, 2004 - $260 million).

(11)         The fair value of the preferred securities at June 30, 2005 was $589 million (December 31, 2004 - $572 million).  The company made preferred securities charges payments of $24 million for the six months ended June 30, 2005 (June 30, 2004 - $24 million).

Summarized Financial Information of Long-Term Investments

The following summarized financial information of long-term investments includes those investments that are accounted for by the equity method under U.S. GAAP (including those that are accounted for by the proportionate consolidation method under Canadian GAAP).

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2005	2004	2005	2004
Income
Revenues	278	304	569	579
Other costs and expenses	(158)	(148)	(299)	(267)
Depreciation	(36)	(40)	(76)	(73)
Financial charges and other	(27)	(17)	(49)	(31)
Proportionate share of income before income taxes of long-term investments	57	99	145	208

(millions of dollars)	June 30, 2005	December 31, 2004
Balance sheet
Current assets	308	361
Plant, property and equipment	2,973	3,020
Current liabilities	(173)	(248)
Deferred amounts (net)	(245)	(199)
Non-recourse debt	(991)	(1,030)
Deferred income taxes	(19)	(17)
Proportionate share of net assets of long-term investments	1,853	1,887